June 12, 2025

Trisha Gosser
Chief Financial Officer
Gannett Co., Inc.
175 Sully's Trail, Suite 203
Pittsford, NY 14534

        Re: Gannett Co., Inc.
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended March 31, 2025
            File No. 001-36097
Dear Trisha Gosser:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 8. Debt, page 96

1. We note your disclosure on page 101 that in connection with the Convertible Notes
       Exchange for the year ended December 31, 2024, you recognized a gain on extinguishment of $114.6 million and a write-off of unamortized original issue
       discount and unamortized deferred financing costs of $50.3 million and $1.1 million, respectively. Please explain to us how you calculated or determined the amount of the
       $114.6 million gain.
Note 14. Segment Reporting, page 119

2. We note your disclosure in Note 14 that the CODM uses Adjusted EBITDA to evaluate the performance of the segments and allocate resources.
However, you
       disclose and discuss operating income for each reportable segment in the Segment
       Results section of MD&A, and disclose an amount of net income attributable to
 June 12, 2025
Page 2

       Gannett for each reportable segment. Please tell us the measures of segment profit or loss that are provided to the CODM, how those measures are used by the CODM, and how you determined the measure required to be disclosed in the notes to your financial statements in accordance with ASC 280-10-50-28A. In this regard, if the
       CODM uses more than one measure of a segment   s profit or loss in
assessing segment
       performance and deciding how to allocate resources, the measure required to be reported is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements.

3. We note that your presentation of revenue by segment includes a line for elimination
       of intersegment revenues   , which is presented as one adjusting amount
in the    total
       column. Please revise your presentation as ASC 280-10-50-22 requires disclosure for each reportable segment of revenues from external customers and revenues from transactions with other operating segments. Please provide us with your proposed revised disclosure.

4. We note that your tabular disclosures of segment information beginning on page 120 includes columns for each of the reportable segments, as well as a column for
          Corporate and other,    which are added to arrive at a    Total
column. This
       presentation appears to result in a total Adjusted EBITDA amount, inclusive of
       Corporate and other. Please revise to reconcile the total of the reportable segments measures of profit or loss to consolidated income before income taxes. Refer to ASC
       280-10-50-30(b). In this regard, the reconciliation should include a single amount for
       the subtotal of the reportable segments    measures of profit or loss
with a
       reconciliation of that amount to consolidated income before income taxes. Similarly,
       please revise to reconcile the total of reportable segments    revenues
to consolidated
       revenues. Refer to ASC 280-10-50-30(a).

5.     We also note that in this tabular presentation, the    Corporate and
Other    column
       includes amounts for revenue, significant segment expenses, other, and Adjusted
       EBITDA. ASC 280-10-50-15 requires information about other business activities and operating segments that are not reportable to be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31. Please revise your disclosures accordingly.
       Please provide us with your proposed revised disclosure. See also ASC 280-10-55-48.

6.     We note that as part of your    other expenses    line item, which is
described in footnote
       (a), there is an offsetting amount of $222,844 in the corporate and other column.
       Please tell us the nature of the amounts included in this total and revise to separately present any significant reconciling items. See guidance in ASC 280-10-50-31.

7. We note that the reconciliation of total Adjusted EBITDA to consolidated net loss
       includes a reconciling item titled    non-recurring items.    Please
explain to us and
       revise to disclose the nature of these items. See guidance in ASC 280-10-50-31.
 June 12, 2025
Page 3

Form 10-Q for the Quarter Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results, page 29

8. We note your disclosure on page 29 that for the three months ended March 31, 2025,
       Digital other revenues decreased compared to the three months ended March 31,
       2024, primarily due to a decrease in affiliate and partnership revenues, mainly due to the reversal of revenues, as well as the absence of revenues in 2025 of $5.2 million associated with businesses divested, partially offset by an increase in syndication revenues. Please tell us the amount of the revenue reversal and explain to us the nature of the reversal of revenue and why you believe it was an appropriate adjustment to make in the first quarter of 2025.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire Erlanger at 202-551-3301 or Hugh West at 202-551-3872 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing